Joseph L. Seiler, III Partner 212-248-3145 Direct 212-248-3141 Fax Joseph.Seiler@dbr.com

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CALIFORNIA

DELAWARE

ILLINOIS

NEW JERSEY

NEW YORK

PENNSYLVANIA

WASHINGTON D.C.

WISCONSIN

Established 1849

VIA EDGAR

October 10, 2012

Bryan J. Pitko

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    Canopius Holdings Bermuda Limited

          Registration Statement on Form S-4

          Filed August 31, 2012

          File No. 333-183661

Dear Mr. Pitko:

On behalf of our client, Canopius Holdings Bermuda Limited (the “Company”), we are responding to your letter dated September 27, 2012 to Susan Patschak, Chief Executive Officer of the Company (the “Comment Letter”), providing comments to the preliminary joint proxy statement/prospectus of the Company and Tower Group, Inc. (“Tower”), which was filed by the Company in the above-referenced registration statement on August 31, 2012. The Company and Tower have revised the preliminary joint proxy statement/prospectus in response to the comments received by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and generally to update the information contained therein. Concurrently with this letter, the Company is filing Amendment No. 1 to its Registration Statement on Form S-4 (such registration statement, as amended, the “Registration Statement”).

For your convenience, we have repeated each of the Staff’s questions in italicized typeface before the response by the Company or Tower. Each numbered paragraph corresponds to the same numbered paragraph in the Comment Letter. Terms used but not otherwise defined herein have the respective meanings ascribed to them in the Company’s Registration Statement.

General

1.	We note that the Tower Group is a reporting company subject to the requirements of the Securities Exchange Act of 1934. As such, you should respond to the comments in this letter that apply to the disclosure included in Tower’s Form 10-K and Form 10-Q within ten business days by providing the requested information or by advising us when you will provide the requested response. A few examples of disclosure that is required to be included in your registration statement and your Form 10-K or Form 10-Q include Business section, Risk Factors, Director and Officer disclosure, MD&A and Financial Statements and the notes thereto. Please review the requirements of Forms 10-K and 10- Q for a detailed list of the required disclosure as compared to Form S-4.

Response:

Tower acknowledges the Staff’s comment. Tower’s answers to all comments made by the Staff in the Comment Letter which are also applicable to Tower’s Form 10-K and 10-Q are included in this response letter to the Comment Letter.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Prospectus Cover Page

2.	Given that your conversion ratio is a formula based on values that will not be determined until after the completion of the solicitation, please state on your cover page that stockholders will not know at the time of the vote the number of shares that they will receive as merger consideration. Disclose when the conversion ratio will be known. Further, please revise your disclosure to indicate a range of total shares that may be issued to Tower stockholders based on the conversion ratio and your representation that Tower will not consummate the transaction if the ownership percentage in Tower Ltd. is less than 70 percent or greater than 80 percent. In this regard, the percentage range of Tower stockholders’ potential ownership of Tower Ltd. as provided is an insufficient indication of the potential merger consideration to be received by Tower stockholders.

Response:

Tower acknowledges the Staff’s comment and has revised the prospectus cover page.

Tower believes that the exact stock conversion number and the exact number of Tower Ltd. common shares issued to Tower stockholders and optionholders are not the relevant metrics for evaluating the merger, so long as the ownership of Tower Ltd. by such stockholders and optionholders is within a specified range. As stated in the Registration Statement, Tower will not consummate the merger if Tower stockholders and optionholders, together with holders of Tower’s convertible notes could own 80% or more or less than 70% of the fully diluted capital stock of Tower Ltd. immediately following the effective time of the merger.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Questions and Answers About the Merger and the Special Meeting, page 1

“Will a proxy solicitor be used?”, page 10

3.	Please note that you are required to file with the Commission any written instructions, scripts and outlines that will be used by any person that solicits proxies on behalf of the company through personal interview, or telephone, and all other soliciting material that will be furnished to the security holders of Tower.

Response:

Tower acknowledges the comment and confirms that it will file any written instruction, scripts or outlines that will be used by any person that solicits proxies on behalf of Tower through personal interview, or telephone, and all other soliciting material that will be furnished to the security holders of Tower.

Summary, page 11

4.	Please expand your disclosure to include a discussion of the most material uncertainties, risks, and potential negative factors related to the transactions contemplated by the merger agreement. To ensure a balanced presentation of risks and potential benefits of the merger, please include this information directly following your discussion of Tower’s reasons for the merger in the Summary at page 15 and in the Question and Answer Section at page 3.

Response:

Please see the revised disclosure in the “Summary” section of the Registration Statement on page 15, which includes a summary discussion of the most material uncertainties, risks, and potential negative factors related to the transactions contemplated by the merger agreement.

The Companies, page 11

5.	Please include Omega and its relationship within the Canopius Group in your description of Canopius Bermuda.

Response:

The Company has expanded the disclosure on page 12 of the Registration Statement to include Omega and its relationship within the Canopius Group in the description of the Company.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Master Transaction Agreement, page 13

6.	Please indicate whether Tower will maintain its investment interest and 10.7% ownership stake in Canopius Group following the Restructuring, Third Party Sale and Merger.

Response:

Tower intends to maintain its investment interest and 10.7% ownership stake in Canopius Group following the restructuring, third party sale and merger. The Registration Statement has been amended to reflect the foregoing on page 13.

Restructuring, page 11

7.	Please expand your disclosure to provide additional details that more clearly describe and summarize the retained business and the transferred assets. The description should sufficiently identify the retained business such that stockholders may evaluate their value as part of the combined assets of Tower Ltd. and consider them in light of the disclosure of the reasons for the merger. Please clearly indicate that CBL will constitute part of the retained business and Syndicate 4444 will not.

Response:

The Company has expanded the disclosure on page 13 of the Registration Statement in accordance with the Staff’s comment.

8.	Please include a cross reference to your discussion of the Restructuring on page 72.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to reflect the requested reference on page 13.

Third Party Sale, page 13

9.	Please confirm that you will identify the third party investors prior to seeking effectiveness of the registration statement. Since the third party investors will own 20 percent of the outstanding shares of Tower Ltd., the identity of these purchasers is material to Tower stockholders. In an appropriate section of your prospectus, please also identify the exemption form the Securities Act that you will rely upon to conduct this offering of securities.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Company does not expect to contact potential investors in connection with the third party sale until after the effectiveness of the Registration Statement. Accordingly, third party investors have not been identified at present and will likely not be identified prior to the Company seeking effectiveness of the Registration Statement. While the third party investors, in the aggregate, will own greater than 20%, but less than or equal to 30%, of the outstanding shares of Tower Ltd., each of the third party investors, acting individually or as a group, will own less than 5 percent of the outstanding shares of Tower Ltd. following the closing of the merger, except for any existing stockholders of Tower who decide to participate in the private placement and already own 5 percent or more of the outstanding shares of Tower common stock. Tower notes that these existing stockholders have previously disclosed their investment in public filings with the Commission. In addition, no stockholder of Tower currently holding 5 percent or more of Tower common stock will own 10 percent or more of Tower Ltd. following the closing of the merger. Accordingly, the Company believes that the identity of such individual third party investors is not material to the stockholders of Tower or the ownership of the combined company after the merger.

The Registration Statement has also been revised to reflect that the secondary sale transaction by Canopius Group to the third party investors will be conducted in accordance with the applicable requirements of the so-called “Section 4(1 1/2)” exemption. Please see page 13 of the Registration Statement.

The Merger, page 13

10.	Please expand your disclosure to indicate that the stock conversion number, the adjusted Canopius Bermuda price per share and the target TNAV amount will not be known at the time of the stockholder vote and indicate when each value will be determined.

Response:

The Staff’s comment is acknowledged and the expanded disclosure has been included on page 14 of the Registration Statement.

11.	As discussed in comment 1 above, please revise your disclosure here to provide a range of total shares that may be issued to Tower shareholders based on the conversion ratio and your representation that Tower will not consummate the transaction if the ownership percentage in Tower Ltd. is less than 70 percent or greater than 80 percent. Revise your disclosure to make corresponding changes throughout the filing.

Response:

The Staff’s comment is acknowledged and the Company has made corresponding changes throughout the filing.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Recommendations of Tower’s Board of Directors, page 15

12.	Please disclose if the approval of the Board of Directors was unanimous.

Response:

The approval of the Board of Directors was unanimous. The Registration Statement has been revised to reflect this fact on page 15.

Opinion of Tower’s Financial Advisor, page 15

13.	Please advise us as to the status of the opinion of the financial advisor and when you believe such opinion will be obtained.

Response:

Tower’s Board of Directors intends to obtain a fairness opinion regarding the merger prior to the effectiveness of the Registration Statement. Tower intends to provide a copy of such fairness opinion, and a description of such fairness opinion, including the factors and assumptions on which it is based, in an amendment to the Registration Statement once it becomes available.

Risk Factors, page 20

14.	It is not appropriate to warn stockholders about risks that are not described in the prospectus. Please delete the statement relating to risks that you do not know about or you believe to be immaterial.

Response:

The Company acknowledges this comment and has revised the Registration Statement to delete such statement.

15.	Please include a separate risk factor highlighting the fact that Tower’s stockholders will not know the amount of consideration they will receive as consideration prior to voting on the merger as a result of the variables involved in calculating the applicable conversion ratio.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Company acknowledges this comment and has revised the Registration Statement on page 23 to include a risk factor highlighting the fact that Tower’s stockholders will not know the amount of consideration they will receive as consideration prior to voting on the merger as a result of the variables involved in calculating the stock conversion number.

16.	Please include a risk factor describing the uncertainties of current tax laws that are set to expire at the end of the year and the potential risks to stockholders if the merger is not consummated before year end and current tax rates are not extended.

Response:

The Company acknowledges the Staff’s comment and has revised the Registration Statement to include this risk factor on page 31.

“Conversion of the convertible notes may dilute the ownership interest…,” page 23

17.	Please describe the circumstances in which Tower may elect to convert outstanding convertible notes using common stock in lieu of cash.

Response:

Upon conversion (which is solely at the option of a noteholder), Tower may elect to deliver shares of its common stock together with cash in lieu of fractional shares (which is described as a physical settlement); cash payment without any delivery of shares of common stock (which is referred to as a cash settlement); or a combination of cash and common stock (which is referred to as a combination settlement).

Prior to the close of business on the business day immediately preceding March 15, 2014, Tower will use the same settlement methods for all conversions occurring on the same conversion date. However, prior to March 15, 2014, Tower Ltd. will not have any obligation to use the same settlement method with respect to conversions that occur on different conversion dates.

If Tower does not elect a settlement method, then a combination settlement will be used and the cash amount will be $1,000. Tower Ltd.’s policy will be to settle conversions of the notes using a combination settlement with a cash amount of $1,000 (assuming that the product of the applicable conversion rate and the last reported sale price of Tower’s common stock as of the relevant conversion date is at least equal to $1,000, and subject to the settlement policies described above).

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Furthermore, as discussed on page 23 of the Registration Statement, the terms of the convertible notes permit Tower to convert such notes using shares of Tower Ltd. in lieu of cash, and Tower anticipates that it will effect any such conversion using common shares of Tower Ltd.

Caution Note Regarding Forward-Looking Statements, page 32

18.	We note the statement that the joint proxy statement/prospectus include forward looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. As Canopius Bermuda is not currently a reporting company, it is not eligible for the safe harbor. Please revise your disclosure to clarify that the safe harbor does not apply to forward looking statements relating to Canopius Bermuda.

Response:

The Company acknowledges the Staff’s comment and has revised the forward-looking statement disclosure provided in the Registration Statement on page 32 to reflect that the Company is not eligible for the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995.

The Merger, page 33

19.	Please disclose the business and tax reason reasons for the complex structure of this merger, including the following:

•	the assets and business that Canopius Bermuda intends to own after the restructuring;

•	the dividends paid to Tower shareholders;

•	the economic concessions to third party investors in the form of a negotiated investment discount to the fair value of Tower’s common stock; and

•	how the investment discount of Tower’s common stock will be negotiated at arm’s length negotiations with third party investors.

Response:

Tower believes that the retained assets will consist primarily of reinsurance balances due from Canopius as a result of the restructuring transaction, restricted cash, cash and marketable investment securities. The restricted cash balances will support Tower’s net insurance liabilities retained as a result of the restructuring

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

transaction. Tower believes that the risks associated with these retained assets are consistent with the volatility of the assets employed in its U.S. based business and with modest incremental risk associated with the marketable securities, which will be exposed to currency risk in addition to credit risk and duration risk. See page 40 of the Registration Statement.

While no dividends will be paid in accordance with the transaction, the Company’s subsidiary will pay $1.25 in cash for each share exchanged. This is intended to help Tower stockholders pay taxes incurred by them as a result of the merger, which is taxable for U.S. federal income tax purposes.

As discussed on page 35 of the Registration Statement, the Company believes third party investors will require an economic concession in the form of a discount in order to participate in the private placement of shares of the Company. The magnitude of the discount is a result of a number of criteria, which include, but are not limited to (i) the size of the offering, (ii) the context of the private placement, and (iii) the liquidity of the shares following the transaction, including any potential periods when an investor’s ability to freely trade such acquired shares may be restricted. Such discounts are typical in follow-on offerings for public companies, and tend to be somewhat greater for private placements in public entities. The Company believes that the third party investors will view this investment as having similarities to those transactions.

It is anticipated that a marketing of the Company’s shares in the third party sale will be conducted over the two week period following the effectiveness of the Registration Statement, in a manner consistent with other private placement transactions, to a group of yet-to-be identified institutional investors with whom the placement agents have a pre-existing relationship. It is expected that such process will result in a book of orders that reflects demand for the shares at various prices indicated by such third party investors. This book of orders may comprise a range of investors who choose to participate in the private placement on an arm’s-length basis. The placement agents will then make a recommendation to Canopius and Tower regarding both the price of the private placement and the allocations of shares to the third party investors. Canopius, in consultation with Tower, will then determine the price of the private placement and the allocations of such shares to the third party investors.

Master Transaction Agreement, page 33

20.	Please identify the exercise fee associated with Tower’s exercise of the merger right.

Response:

The exercise fee associated with Tower’s exercise of the merger right was $1 million, which was paid on July 30, 2012. The Registration Statement has been revised on page 33 to disclose the amount of the exercise fee.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

21.	Please clarify how the acquisition of Omega related to Tower’s entry into the MTA and subsequent exercise of the merger right. Please also explain it why Canopius’ acquisition of Omega was initially a condition to Tower’s exercise of the merger right, and why such condition was waived. Please also revise your exhibit index to incorporate by reference a copy of the letter of agreement in which this condition was waived as an exhibit to Form S-4.

Response:

The acquisition of Omega was a condition to Tower’s exercise of the merger right because the acquisition of Omega allowed Canopius to acquire another Bermuda-based reinsurance company, and, therefore, Canopius did not need to continue to own the Company. In addition, the acquisition of Omega was made possible in part by Tower’s investment in Canopius. Please see page 34 of the Registration Statement.

The acquisition of Omega as a condition of Tower’s exercise of the merger right was waived by Canopius because all essential regulatory approvals had already been obtained or were expected to be received imminently and accordingly the risk of the Omega acquisition not closing was significantly reduced. Tower agreed to waive the condition that Canopius acquire Omega before it would exercise the merger right because such waiver allowed Tower to significantly accelerate the merger and related transactions. Please see page 34 of the Registration Statement.

The Company acknowledges the comment and has revised the exhibit list to incorporate by reference a copy of the letter agreement in which this condition was waived as an exhibit to the Registration Statement.

22.	Please indicate whether the SPS Transactions Right and the Acquisition Right survive the exercise of the Merger Right and tell us whether it is necessary for Tower to exercise its SPS Transaction Right and Acquisition Right in order to achieve its business expansion goals. If so, please disclose when Tower expects to exercise the SPS Transaction Right and the Acquisition Right and the costs of exercising these rights.

Response:

As disclosed on page 33 of the Registration Statement, neither the SPS transactions right nor the acquisition right is necessary to achieve the goals of the merger. However, the surviving company may exercise each of these rights until January 1, 2016 if it deems such exercise beneficial to its business and business prospects.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

23.	Please clarify whether the Merger will result directly in the access to the Lloyd’s syndicate you describe on page 46 in Tower’s Reasons for the Merger since Syndicate 4444 does not appear to comprise part of the retained business. Please expand your disclosure to clarify whether Tower Ltd. will access the Lloyd’s syndicate through Syndicate 4444, relationships with other Canopius affiliates or through a new entity created or acquired pursuant to the above referenced rights following consummation of the Merger.

Response:

Currently, Tower participates in the underwriting results of Syndicate 4444 through a six percent quota share arrangement. Following the merger, Tower Ltd. will continue to participate in the underwriting results of Syndicate 4444 through an expanded percent quota share arrangement as described in the section “The Restructuring” in the Registration Statement. In addition, Canopius has offered Tower the right to participate in Syndicate 4444’s results with a quota share of up to 10% on each of Syndicate 4444’s 2013, 2014 and 2015 years of account. Also, Tower believes that Tower Ltd.’s presence as a reinsurer in Bermuda, which is a central hub for international property and casualty catastrophe insurance and reinsurance, as well as the experience of Tower Ltd.’s Bermuda-based employees following the merger, will facilitate further access to the Lloyd’s and international reinsurance markets, either through assumed reinsurance of other Lloyd’s syndicates or similar risk sharing arrangements with ceding companies. The Registration Statement has been revised on page 73 accordingly in order to further clarify how the merger could result in increased access to the Lloyd’s market.

The Merger, page 36

24.	Please include an organizational chart showing the structure of Canopius Bermuda prior to the merger. The chart should also indicate any subsidiaries that will comprise part of the retained business.

Response:

CUBL is currently a subsidiary of the Company as reflected on the organizational chart set forth on page 36 of the Registration Statement. The Company plans to transfer CUBL and certain other business to another Canopius company prior to the merger, as outlined in the Registration Statement under the heading “The Restructuring.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

The Registration Statement has been amended on page 36 to include the organizational charts of the Company (pre-restructuring and post-restructuring) prior to the closing of the merger.

Merger Consideration, page 36

25.	As is clear from your disclosure, there are many currently undeterminable variables that will determine the conversion ratio and consideration to be received by Tower stockholders. Your disclosure does not sufficiently describe or specify how such variables will be determined or the factors that will influence certain variables such that a stockholder may evaluate the reasonability of the illustrative examples provided on page 39 and ultimately, the valuation of particular variables in order to consider the adequacy of the proposed merger consideration. Please expand your disclosure to more fully describe how the inputs to the conversion ratio formula will be determined, including, without limitation, factors that may influence their value, an evaluation of the volatility of such inputs as compared to the illustrative examples provided and the relationships between any of the inputs, as applicable. For example:

•

With respect to the target TNAV, describe how Tower will determine this amount and factors it will consider in setting this value. To the extent that target TNAV is related to values included in the June 30, 2012 financial statements of Canopius Bermuda, please so indicate. You disclose in footnote 2 to the illustrative examples on page 39 that “the target TNAV amount in Example 1 and Example 2 is adjusted to reflect the change in Tower share price.” Please explain further this relationship and specify how the Tower share price will influence the determination of the target TNAV.

•

With respect to the value of the retained business, an input in the determination of Adjusted Canopius Bermuda price per share, please describe your expectations with respect to the nature and value of the retained assets and the expected volatility as compared to the value set forth in the illustrative examples on page 39.

Please include additional explanation and disclosure to the footnotes to the illustrative examples on page 39 to reflect the expanded disclosure as appropriate.

Response:

The Registration Statement has been revised on page 40 to reflect the Staff’s comments.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Tower will principally consider the amount of capital that it believes will be required to maintain its ratings and to operate the combined business. Based on its current market price, Tower believes this capital amount to be between $210 million and $230 million. If Tower’s share price decreases, the desired amount of capital to be retained may be reduced as well.

Tower believes that the retained assets will consist primarily of reinsurance balances due from Canopius as a result of the restructuring transaction, restricted cash, cash and marketable investment securities. The restricted cash balances will support Tower’s net insurance liabilities retained as a result of the restructuring transaction. Tower believes that the risks associated with these assets are consistent with the volatility of the assets employed in its U.S. based business, and with modest incremental risk associated with the marketable securities, which will be exposed to currency risk in addition to credit risk and duration risk.

TVAV Adjustment Mechanism, page 37

26.	Please disclose the factors to be considered in determining the holdback amount of excess capital with respect to the pre-closing dividend.

Response:

As disclosed on page 37 of the Registration Statement, in determining the holdback amount of excess capital with respect to the pre-closing dividend, the amount of excess capital to be held back from Canopius will reflect changes to the tangible net asset value of the Company and the target TNAV amount, as of the closing date, as well as a reasonable cushion with respect to any such changes.

27.	Since August 1, 2012, Tower’s stock price has ranged between $17.78 and 19.56. Please tell us why you believe that an illustration of Tower’s stock price at $21.00 and $24.00 is meaningful.

Response:

The illustration on page 39 of the Registration Statement has been amended to reflect a range of Tower’s stock price from $19.00 - $21.00. As of October 5, 2012, Tower’s closing stock price was $19.83. Tower believes that the new range reflects Tower’s current stock price and a reasonable range of potential movement.

28.	5% of target TNAV amount and the value of the retained business does not equal the amounts indicated for aggregate amount of the placement fees received by the placement agents in connection with the third party sale. Similarly, 5% of target TNAV amount, the value of the retained business, and aggregate amount of the placement fees received by the placement agents in connection with the third party sale does not equal the amounts indicated for the assumed illustrative investment discount for third party investors. Please explain the difference.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The dollar amount of the 5% placement agents’ fee is calculated by dividing (i) the sum of the Target TNAV and the value of the retained business by (ii) one minus the placement agents’ fee percentage, and then subtracting from such quotient the numerator of such fraction. The dollar amount of the 5% investment discount is calculated by dividing (i) the sum of the Target TNAV, the value of the retained business and the placement agents’ fee by (ii) one minus the investment discount percentage, and then subtracting from such quotient the numerator of such fraction. This reflects that the calculation of each of the placement fee and investment discount is applied to the total value under consideration. For example the calculations in the current draft of the Registration Statement are as follows for the placement agents’ fee:

and as follows for the illustrative investment discount:

Background of the Transaction, page 42

29.	Please provide subheadings to divide your discussion between the negotiation of the MTA and the negotiations surrounding exercise of the merger right and execution of the merger agreement.

Response:

The Company has revised the Registration Statement to include the requested subheadings on pages 42 and 44, respectively.

30.	We note that the Tower’s representative engaged in a series of discussions and negotiations with representatives of Canopius. Your description of these discussions and deliberations as currently provided is vague. You should describe in greater detail the nature and substance of the deliberations conducted at meetings, including what specific matters were discussed and what conclusions were reached. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved during the course of discussions. For example, please discuss the following:

•	The specific items discussed in the February 2, 2012 discussion;

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

•	The “certain financial and investor information” provided to Tower on February 8, 2012;

•	The proposed mechanics identified in the February 20, 2012 discussion via email;

•	The terms of the preliminary term sheet circulated on February 21, 2012;

•	The terms of the investment discussed on February 22, 2012;

•	The “certain information” provided by Canopius to Tower between February 22 and February 24, 2012;

•	The items discussed in relation to the MTA and investment agreement discussed on March 14, March 15, and March 29, 2012;

•	The amount of the potential increase in investment discussed on April 13, 2012;

•	The specific terms negotiated between April 13 and April 23, 2012;

•	The items discussed at the meeting of the Tower Board of Directors on July 23, 2012;

•	The issues related to restructuring and the merger agreement discussed on July 24, and July 26, 2012; and

•	The items discussed during the conference call with the Board of Directors of Tower prior to approval of the merger agreement.

Response:

The Staff’s comment is acknowledged and the Registration Statement has been revised on pages 42 to 46 with greater disclosure that should provide shareholders with an understanding of how, when, and why the material terms of the proposed transaction evolved during the course of discussions.

31.	Please identify the majority shareholder of Canopius as referred to in the February 1, 2012 discussion.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

As disclosed on page 42 of the Registration Statement, Canopius is primarily owned by funds managed by Bregal Capital LLP, a UK-based private equity firm that currently has approximately €2.5 billion of funds under management. As at December 31, 2011, 85% of the Canopius ordinary shares in issue were held by funds managed by Bregal Capital. Canopius employees own the remainder of the shares in Canopius.

32.	In instances where you have stated that representatives, advisors, members of the management team, outside legal counsel and/or financial advisers participated in meetings, please revise to identify these parties by name.

Response:

The Company acknowledges this comment and has revised the Registration Statement accordingly.

33.	Please describe the other two business combination candidates referenced in this section and the nature of the proposed transaction. Please also explain why you determined not to pursue further discussions with these parties.

Response:

As discussed on pages 42 and 44 of the Registration Statement, Tower participated in separate confidential auction processes for two non-U.S. companies engaged in the property and casualty insurance and reinsurance business. Under the proposed business combination in each of the proposed transactions, Tower would have merged with a subsidiary of such candidate, with Tower becoming a subsidiary of the top holding company and Tower stockholders becoming the majority owners of the top holding company. In each case, Tower’s expectation upon the consummation of the proposed transaction described above was that Tower’s Board of Directors and its management would continue in the same roles for the combined company.

Each transaction was not pursued beyond the early stages of an auction process because Tower’s management, in their business judgment, ultimately determined that the potential terms of such transaction, including the financial terms, were not in the best interests of Tower and its stockholders.

34.	Please explain how the formula for determining the merger consideration was determined by Tower and Canopius. Please disclose the terms as initially proposed and describe changes to the terms during the course of the negotiations.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The formula for merger consideration to be received by Tower stockholders was determined by Tower and the Company in a manner that reflects the various components of the business deal among the parties, including the value of the Company following the restructuring and the prospective terms of the third party sale, many of which are not known at this time. The value of the Company following the restructuring, which is an integral component of the stock conversion number, was initially established at the Company’s tangible net asset value and as negotiations progressed, was expanded to include consideration for the economic value of the business retained. This economic value is defined to be the present value of the loss reserves as well as the value of the loss reserves determined to be in excess of the central estimate of the reserves as determined by an independent actuary. As discussed above in the response to Comment 19, the $1.25 per share cash component of merger consideration was intended to help Tower stockholders pay taxes incurred by them as a result of the merger, which is taxable for U.S. federal income tax purposes.

Tower’s Reasons for the Merger and Recommendation of Tower’s Board of Directors, page 46

35.	We note that the board considered that the merger will create a more efficient international holding company structure. Please expand your disclosure to describe the efficiencies associated with the holding company structure and expand your discussion of the reasons for pursuing this structure.

Response:

As part of its reasons for determining to approve the merger, Tower’s Board of Directors considered that the merger would help create a more efficient international holding company structure from a business and tax perspective.

From a business perspective, Tower believes that because of the substantial concentration of insurance and reinsurance companies in Bermuda, the Company’s presence as a reinsurer in Bermuda, which is a central hub for international property and casualty catastrophe insurance and reinsurance, will enable the Company to identify new and innovative international business opportunities for growth and profitability in a more efficient manner than is currently the case.

From a tax perspective, Tower believes the Bermuda holding company has benefits and detriments. As stated under “Bermuda Tax Considerations — Tower Ltd. and its Subsidiaries — Taxation of Tower Ltd. and its Subsidiaries Following the Merger,” the Company and its Bermuda-domiciled subsidiaries have obtained

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

assurances from the Bermuda Minister of Finance that they will be exempt from Bermuda income taxes, if any, until March 31, 2035. On the other hand, organizing Tower Ltd. outside the U.S. causes the merger to be fully taxable to non-exempt U.S. Tower shareholders. In addition, the United States may tax the income of Tower Ltd. and its Bermuda-domiciled subsidiaries under certain limited circumstances either directly or in part at the shareholder level. See “Risk Factors –– Risks Related to the Tax Consequences of the Merger –– Tower Ltd. and Tower Ltd.’s non-U.S. subsidiaries may be subject to U.S. tax, which may have a material adverse effect on Tower Ltd.’s financial condition and operating results.” “–– If you own or are treated as owning 10 percent or more of Tower Ltd.’s shares and Tower Ltd. or one or more of its non-U.S. subsidiaries is classified as a controlled foreign corporation (a “CFC”), your taxes could increase.” “–– The merger may have adverse U.S. federal income tax consequences on Tower Ltd. under certain circumstances.” Finally, the U.S. imposes excise tax on certain premiums paid to non-U.S. reinsurers.

The Registration Statement has been revised on page 48 accordingly in order to further elaborate on the considerations of Tower’s Board of Directors, particularly as it relates to a more efficient international holding company structure.

36.	We note the statement by Bill Hitselberger in Tower’s July 31 conference call that that the merger will provide an efficient source of capital to support your business expansion. Please expand your disclosure with respect to this statement to the extent that it relates to the Tower Board of Directors’ consideration of “improved profitability and financial strength.”

Response:

As stated in the response to Comment 35 above, Tower’s Board of Directors considered that a Bermuda holding company structure could be more efficient from a business and tax perspective, the benefits of which are expected to enhance the profitability and financial strength of the combined company. For instance, Tower believes that Tower Ltd., if successful in executing its business plan, may be able to harness the potential business and tax efficiencies of its Bermuda holding company structure to lower its overall operating costs and enhance its competitiveness in the global insurance and reinsurance markets. The Registration Statement has been revised accordingly on page 48 in order to further elaborate on the considerations of Tower’s Board of Directors, particularly as it relates to improved profitability and financial strength.

37.	Provide further detail with regard to your disclosure that Bermuda will provide Tower with a better business platform to grow its existing and newly created business.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

Please see the responses to Comments 35 and 36 above. Tower’s Board of Directors considered that Tower Ltd.’s presence as a reinsurer in Bermuda will act as a platform for further and better access to the Lloyd’s and international insurance and reinsurance markets, and enable it to source new international business opportunities for growth and profitability in a more efficient manner. The Registration Statement has been revised accordingly on page 48 in order to further elaborate on the considerations of Tower’s Board of Directors, particularly as it relates to the creation of a better business platform.

38.	You disclose that the merger improves the profitability of new assumed reinsurance business from insurance companies in the U.S. and Lloyd’s syndicates. Please describe how the merger improves the profitability of new assumed reinsurance business from an operating, regulatory and tax perspective. Please also disclose why the merger improves the profitability of new assumed reinsurance business in light of the decline in premiums earned from $662 million in 2009 to $454 million in 2011, the declining demand for reinsurance due to increased retentions by cedants that you cited under risk factors on page 24, the double-digit net loss incurred by Canopius Holdings in 2011 and the numerous uncertainties, risks and potentially negative factors cited on pages 47 and 48.

Response:

Please see the response to Comment 35, which identifies the business and tax efficiencies that the combined company derives from being a Bermuda domiciled insurance holding company. As discussed in Comment 35, the Company and its Bermuda-domiciled subsidiaries have obtained assurances from the Bermuda Minister of Finance that they will be exempt from Bermuda income taxes, if any, until March 31, 2035. This may permit Tower Ltd. to take into account the tax efficiencies associated with writing business through its Bermuda reinsurer when underwriting and pricing risks. Tower believes that its ability to attract more profitable and higher quality business may be enhanced as a result of these efficiencies because it may be able to price its reinsurance business more competitively. These efficiencies may be reduced, however, as discussed in the response to Comment 35.

Tower’s strategy is to seek to write profitable business as opposed to seeking to write large volumes of business that run an increased risk of being inadequately priced. The physical presence in Bermuda and proximity to enhanced underwriting opportunities, as well as a quota share relationship with Syndicate 4444, and the tax efficiencies derived from a Bermuda holding company structure will provide Tower with an opportunity to more effectively compete for higher quality business in a highly competitive industry.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Tower acknowledges the decline in the Company’s premiums but, for the reasons discussed above, respectfully submits that the volume of business written is not as material to Tower’s strategy as is its profitability.

39.	We note Michael Lee’s statement in Tower’s July 31 conference call that the transaction will restore CastlePoint’s original domicile states as a Bermudian company which likely will result in a significant tax benefit. Please expand your disclosure to address these more specific considerations to the extent that they were considered by the Tower Board of Directors.

Response:

Please see the response to Comment 36. Tower’s Board of Directors considered that a Bermuda holding company structure could be more efficient from a business and tax perspective, the benefits of which are expected to enhance the profitability and financial strength of the combined company.

40.	Please discuss the specific tax benefits conveyed by Tower Ltd.’s incorporation and tax residence in Bermuda.

Response:

For a discussion of the tax benefits and detriments of Tower Ltd.’s organization as a Bermuda company, please see the response to Comment 35 above.

41.	Please discuss the potential alternatives to the merger considered by Tower’s Board of Directors.

Response:

As discussed on page 48 of the Registration Statement, from time to time, Tower examined and continues to examine alternatives to the merger with the Company. For instance, as discussed in the response to Comment 33 above, Tower’s management completed a review of two alternative transactions, which it ultimately determined to abandon. In addition, Tower’s Board of Directors considered the benefits of not pursuing a business combination transaction at all (which, because of its termination rights under the merger agreement with the Company, is still a possibility at this time).

42.	Please specifically state that an opinion of a financial advisor with respect to the fairness of the merger consideration was not considered by the Tower Board of Directors in its decision to approve the Merger on the terms of the merger agreement.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Registration Statement has been revised to reflect the Staff’s comment on page 48. However, as stated in the response to Comment 13 above, Tower’s Board of Directors intends to obtain a fairness opinion regarding the merger prior to the effectiveness of the Registration Statement and such fairness opinion will be provided and described in an amendment to the Registration Statement.

Canopius Bermuda’s Reasons for the Merger, page 48

43.	Please revise your disclosure to explain how Canopius’ acquisition of Omega permits Canopius to “monetize it investment in Canopius Bermuda” because it has a Bermuda- domiciled insurance company available for sale. In particular, please explain why Canopius acquired Omega when it already owned CBL, a Bermuda-domiciled reinsurance company.

Response:

The Registration Statement has been amended on page 49 to include a new section describing the acquisition of Omega. The Company has also amended “Canopius Bermuda’s Reasons for the Merger” on page 48 of the Registration Statement to include a reference to the description of the Omega acquisition that has been added on page 49.

The Restructuring, page 72

Retrocession and Novation Transactions, page 73

44.	Please confirm that you will file the amendments to each of the Quota Share Agreements entered into in connection with the restructuring.

Response:

The Company acknowledges that any Quota Share Agreement and any amendment to any existing Quota Share Agreement entered into in connection with the restructuring will be filed as an amendment to the Registration Statement prior to its effectiveness.

45.	Please define retrocession similarly to the definition provided on page 22 of the Tower Form 10-K for the fiscal year ended December 31, 2011.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

Tower has revised the Registration Statement on page 73 to define retrocession similarly to the definition provided on page 22 of the Tower Form 10-K for the fiscal year ended December 31, 2011.

Selected Historical Financial Data of Canopius Bermuda, page 91

46.	Please provide a note to explain why you present certain information for the fiscal year ended December 31, 2009, 2008, and 2007 on an unaudited basis.

Response:

The Staff’s comment is acknowledged and the Registration Statement has been revised on page 91 to include the disclosure requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Canopius Holdings Bermuda Limited, page 93

Six Months Ended June 30, 2012 Compared to Six Months Ended June 30, 2011, page 95

47.	Please expand your disclosure to explain the decrease in business and quota share interests in Syndicate 4444. Please include similar discussion for the comparison of fiscal year 2011 and 2010.

Response:

The Registration Statement has been revised on page 95 to explain the decrease in business and quota share interests in Syndicate 4444. A similar discussion in connection with the comparison of fiscal year 2011 and 2010 is also included on pages 95 and 96 of the Registration Statement.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010, page 95

48.	Net investment income decreased from $30.5 million in 2010 to $1.1 million in 2011. Please revise your disclosure to clarify why interest income on funds withheld decreased from $24 million in 2010 to $8.4 million in 2011 and the investments in funds on which you incurred losses in 2011 compared to 2010 and the specific factors that contributed to these investment losses.

Response:

The disclosure on page 95 of the Registration Statement relating to the decrease in net investment income has been revised in accordance with the Staff’s comment.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Liquidity and Capital Resources, page 98

49.	Please disclose the business reasons for the $100 million loan from the Company to Canopius in April 2012 given Canopius consistent operating cash flows with the prior interim period and the apparent absence of any significant obligations. Please also disclose whether this related party loan was negotiated and entered into as part of the merger transaction with Tower.

Response:

Page 98 of the Registration Statement has been revised to reflect the business reasons for the $100 million loan from the Company to Canopius.

Quantitative and Qualitative Disclosures about Market Risk, page 102

50.	You disclose on page 96 that the decrease in investment income in 2011 is due to a decision to diversify your portfolio risk and increase portfolio risks in pursuit of higher incomes but that continued uncertainty around the Eurozone and the general flight to safety to non-eurozone sovereign debt limited investment performance. Please disclose the credit risks, equity risks and interest rate risks of these higher risk investments. Please also disclose your diversification strategy and your exposure to investment losses due to a rise in interest rates and increase in credit spreads and credit risks with respect to your corporate securities and Other Investments.

Response:

The Staff’s comment is acknowledged and the Registration Statement has been revised on page 96. The Company has concluded that the revisions to the disclosure on page 96 comport more closely with investment income for the year ended December 31, 2011 compared to the year ended December 31, 2010. The company believes that these revisions address many of the Staff’s concerns in this Comment 50. In addition, the Company has disclosed on page 102 that in order to mitigate interest rate risk it maintains an average portfolio duration of less than three years. Further, the Company has also disclosed on page 102 that it manages credit risk through a regular review and analysis of the credit worthiness of all investments and potential investments. As discussed in the Registration Statement, we note that the historical financial statements and management’s discussion and analysis of the Company included in the Registration Statement do not take into consideration the restructuring transactions effected prior to the effective time, which transactions will have a material impact on the assets, liabilities, cash flows and results of operations of the Company following the effective time. We also note that following the merger the Company’s investments will be managed pursuant to Tower’s risk management strategy.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

51.	Please expand you disclosure to include a discussion of exchange rate risk.

Response:

A discussion of exchange rate risk has been added on page 102 of the Registration Statement.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 103

52.	Please disclose why you determined that Tower is the accounting acquirer given that it is a public operating company and that Canopius is the legal acquirer given it status as a private operating company.

Response:

The Staff’s comment is acknowledged and the Registration Statement has been revised on page 103 to include the requested disclosure.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

Note 2 – Canopius Bermuda Restructuring, page 108

53.	You state that Canopius Bermuda will continue to own certain business and assets to be identified by the parties. Please revise your disclosure to describe the business and assets that may be retained by Canopius Bermuda, other than those business to be transferred through retrocession and the assets currently held by CUBL.

Response:

The Company has revised its disclosure in Note 2 on page 108 of the Registration Statement to describe the business and assets that may be retained by the Company, other than the businesses to be transferred through retrocession and the assets currently held by CUBL.

54.	Please revise your disclosure to explain how each restructuring amounts indicated on the pro forma balance sheet and income statements are calculated and ensure that each of those adjustments reconcile to your disclosure. Please be sure to identify the reasons for the pro forma adjustments to loans receivable from parent and retained earnings which are currently omitted from your disclosures.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Company will revise its disclosure in Note 2 on page 107 of the Registration Statement to explain how each restructuring amount indicated on the pro forma balance sheet and income statements is calculated and ensure that each of those adjustments reconciles to the Company’s disclosure. The disclosure also identifies the reasons for the pro forma adjustments to loans receivable from parent and retained earnings which are currently omitted from the disclosures.

Note 3 – Summary Accumulation of Other Pro Forma Adjustments, page 109

55.	Please tell us why you assume a pro forma income tax rate of 35% in T when you appear to have structured this merger to achieve tax exempt status in Bermuda based on disclosures on pages 57 to 66.

Response:

The Pro Forma Adjustments for the Merger and Third Party Sale presented in the Unaudited Condensed Consolidated Pro Forma Statement of Income for the six months ended June 30, 2012 and for the year ended December 31, 2011 relate primarily to the commutation of reinsurance assumed by Tower from CBL and the reversal of nonrecurring acquisition-related transaction costs incurred by Tower. These transactions were reported in Tower’s historical financial statements and management applied a 35% statutory tax rate to calculate Tower’s income tax expense. The pro forma adjustments remove the effects of these transactions (and the applicable income tax impact at the 35% statutory tax rate) as though the merger had occurred as of January 1, 2011.

The pro forma adjustment related to the amortization of reserve risk premium in Note 3 adjustment Q represents amortization expense to be recognized by Tower Ltd. after the closing of the merger. This amortization expense would not be subject to the 35% statutory tax rate and was excluded from the income tax pro forma adjustments in T.

Note 8 – Commutation of Tower Reinsurance of Syndicate 444, page 114

56.	Your disclosures on page 72 appear to indicate that a significant portion of risks relating to Syndicate 4444 will be transferred to Canopius through retrocession. Please disclose how your adjustment amounts reflect this transfer of risks.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Staff’s comment is acknowledged and the disclosure in Note 8 on page 114 of the Registration Statement has been revised to clarify the commutation of Tower’s reinsurance of Syndicate 4444.

The pro forma income statements for the year ended December 31, 2011 and the six months ended June 30, 2012 are also adjusted to reflect this commutation as though it occurred on January 1, 2011, and such adjustments have the effect of removing the earnings impact of the Syndicate 4444 business from Tower’s historical income statements. These adjustments for such periods reduced net premiums earned by $18,816 thousand and $27,837 thousand, respectively, loss and loss adjustment expenses by $10,761 thousand and $15,572 thousand, respectively, direct commission expense by $6,501 thousand and $9,915 thousand, respectively, and income tax expense by $544 thousand and $823 thousand, respectively.

As disclosed in Note 2 on page 108 of the Registration Statement, the Company will also transfer to Canopius a significant portion of its exposure to Syndicate 4444 risks through retrocession agreements. The effects of those retrocessions are reflected in the pro forma adjustments for the Canopius Restructuring. The pro forma adjustments for the merger and third party sale are reflective only of the Syndicate 4444 business reinsured by Tower.

The Business of Canopius Bermuda, page 119

57.	Please tell us why you did not disclose a 10-year-table of loss reserves, adjustments and payments as required under the Industry Guide 6.

Response:

A 10 year table of loss reserves was not provided because CBL has not been required to prepare such a table under Bermuda regulation and, accordingly, has never done so. The preparation of such table requires particularized data collection and analysis that has not been undertaken by CBL previously. Given the nature of the transaction, the value of the business involved and the fact that going forward the business will be managed by persons who are currently members of Tower management, rather than the Company’s management, the Company does not believe that this information is material to an evaluation of the transaction by Tower stockholders.

Management and Other Information of Tower Ltd., page 125

58.	Please indicate the current principal occupation or employment for Mr. William W. Fox, Jr., Mr. William A. Robbie and Mr. Jan R. Van Gorder or indicate when each retired, if applicable.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

The Company has revised the Registration Statement on pages 125 and 126 to reflect that Messrs. Fox, Robbie and Van Gorder retired in May 1999, July 2009 and May 2007, respectively.

Consolidated Statements of Cash Flows, page F-6

59.	Please tell us why you have classified restricted cash and cash equivalents as cash flows from investing activities. Based on your disclosures on page F-8 that restricted cash includes amounts held by Lloyd’s premium and members’ trust funds and collateral bank accounts it appears that the restricted cash balance fluctuates based on cash flows generated from operating activities.

Response:

In classifying cash and cash equivalents-restricted as cash flows from investing activities, the Company considered ASC 230-10-45-11 through 45-17. All changes in cash resulting from the receipt of premiums and settlement of claims are reported in cash flows from operating activities. However, certain requirements in reinsuring business from the Lloyd’s syndicates entail maintaining minimum balances to be held in Lloyd’s restricted cash and cash equivalent accounts. The Company does not have direct access to these accounts for general corporate purposes and believes the changes in cash and cash equivalents—restricted are representative of changes in cash from investing activities and should not be reported in the cash and cash equivalents—end of year balance; that is, the receipt of premiums is reflected as operating cash inflow and the deposit of those funds in the restricted cash account at Lloyd’s is reflected as investing cash outflow.

Note 2 – Accounting Policies and Basis of Presentation

Reinsurance Balances Receivable, page F-9

60.	You disclose that premiums due are held in trust for the settlement of claims. Please disclose whether a right of offset exists between reinsurance balances receivable and loss and loss expense reserves in accordance with ASC 944-20-55-2.

Response:

The Staff’s comment is acknowledged and the accounting policy disclosure has been revised on page F-9 to reflect whether a right of offset exists between reinsurance balances receivable and loss and loss expense reserves in accordance with ASC 944-20-55-2.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Note 11 – Commitments and Contingencies, page F-18

61.	You state on page 123 that “there are no material pending legal proceedings, other than ordinary routine litigation incidental to the business.” Please revise your disclosure to describe all material litigations and their estimated losses here.

Response:

The Staff’s comment is acknowledged and the Registration Statement has been revised accordingly on page 123.

Annexes

62.	We note that the Master Transaction Agreement included as Annex B to the proxy statement/prospectus omits Exhibit A, the Investment Agreement, and Exhibit D, the Offer Announcement. Please amend your registration statement to file a full copy of the Master Transaction Agreement including all exhibits thereto.

Response:

The Company acknowledges this comment and has included all exhibits to the Master Transaction Agreement in the revised Registration Statement.

Exhibits

63.	Please obtain a consent from your accountant for your use of its review report in accordance with Item 601(B)(15) of Regulation S-K.

Response:

The required consents have been filed with the Registration Statement. Please note that the Company has removed the review report associated with the Company’s unaudited consolidated financial statements as of June 30, 2012 and for the six month periods ended June 30, 2012 and 2011. The Company is not required to include this review report with the unaudited financial statements.

Tower Group’s Form10 -K for the Fiscal Year Ended December 31, 2011

Note 2 – Accounting Policies and Basis of Presentation

Accounting Policies, page F-8

64.	Please revise your disclosure to describe the types of items that are included in “other assets” and “other liabilities.” In addition, separately quantify the types of items that are included under “other assets” and “other liabilities” to the extent these items individually exceed five percent of total assets or liabilities, respectively, in accordance with Rule 5-02 of Regulation S-X.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Response:

In future Exchange Act filings in which Tower discloses its accounting policies, Tower will revise its disclosure to include additional descriptive language for items included as “Other Assets” and “Other Liabilities” in the consolidated balance sheets. The proposed disclosure is presented below. Tower does not believe this disclosure to be material to the Form 10-K for the year ended December 31, 2011. Additionally, Tower evaluated each of the components of the other assets and other liabilities balances and noted no such assets or liabilities exceeded five percent of total assets or total liabilities, and no such other asset or liability would therefore be required to be separately disclosed under Rule 5-02 of Regulation S-X.

“Other assets - Tower’s other assets balances are comprised primarily of fixed assets, capitalized software development costs, receivables for securities sold, receivables for the participation in involuntary pools and current tax receivables.”

“Other liabilities – Tower’s other liabilities balances are comprised primarily of accrued operating expenses, payables for securities purchased, accrued boards, bureaus and tax expenses, and capital lease obligations.”

Note 3 – Acquisitions

NAV PAC Division of Navigators Group, Inc., page F-16

65.	Please revise your disclosure to quantify the consideration for the acquisition of NAV PAC.

Response:

The NAV PAC renewal rights agreement was not a business combination and no consideration was paid when the agreement was executed. In future Exchange Act filings of Tower, the following disclosure relating to the NAV PAC acquisition will be included:

“On January 14, 2011, Tower obtained the renewal rights to the middle market commercial package and commercial automobile business underwritten through the NAV PAC division of Navigators Group, Inc. Tower will pay Navigators Insurance Company a commission equal to 2% of the direct premiums written under this renewal rights arrangement (direct premiums written under this contract and commissions due to Navigators Group were $4.9 million and $98 thousand, respectively, for the year ended December 31, 2011). This business will

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

allow us to continue to expand our middle market commercial product offering into certain niche classes of business. The underwriting personnel from Navigators became part of our recently formed Customized Solutions business unit which focuses on developing customized products for our key partner agents. This renewal rights acquisition represents the ability to write future insurance business and does not include the acquisition of any assets or liabilities of NAV PAC. Accordingly, this transaction was not accounted for as a business combination.”

Note 5 – Investments

Unrealized Losses, page F-24

66.	You state on page F-25 that you do not intend to sell your fixed maturity securities and equity securities until their original cost is recovered. You also disclosed in your December 31, 2010 that you had the intent and ability to hold until the temporary impairments are recovered. Please revise your disclosure to explain the facts and circumstances that resulted in the sale of these securities at a loss during 2011 and 2010. Please also explain why you continue to believe that you will not sell your investments until their original cost is recovered in light of these transactions.

Response:

For purposes of Tower’s other-than-temporary impairment evaluation at each balance sheet date, Tower considers its intent to sell its fixed maturity securities and its intent and ability to hold its equity securities to recovery until the temporary impairments are recovered. Tower’s management would like to highlight the following as it relates to its realized losses in 2011 and 2010:

For the year ended December 31, 2011, Tower reported realized losses on sales of securities totaling $40.2 million. The securities sold in 2011 represented $5.6 million of the $18.0 million unrealized loss at December 31, 2010. For the year ended December 31, 2010, Tower reported losses on sales of securities totaling $14.4 million.

Nearly all of the securities sold were fixed maturity securities and Tower did not have the intent to sell as of December 31, 2010 and 2009, respectively. Also, based on the present value of cash flows expected to be collected, Tower did not have concern that the market value of the investments would not recover by the stated maturity dates of the securities. However, throughout 2011 and 2010, Tower had opportunities to sell these securities and reinvest the proceeds in higher yielding investments. In addition, the 2010 dispositions also included sales to generate cash needed for Tower to complete its acquisition of the OneBeacon

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Personal Lines business in July 2010. This need to generate cash was not known to Tower at the time of management’s evaluation of its intent and ability to hold assertion for the December 31, 2009 financial statements. The accounting standards provide for management to change its position on “intent to sell” if certain facts and circumstances change. Tower’s management does not believe these sales and the reasons for their disposition call into question Tower’s future assertions regarding its intent to not sell securities.

Tower acknowledges the request to revise its disclosures to explain the facts and circumstances that resulted in the sale of these securities at a loss during 2011 and 2010. Tower does not believe this disclosure is material to its 2011 and 2010 consolidated financial statements. However, in future filings, Tower will disclose, to the extent deemed material, facts and circumstances that result in the sale of securities at a loss that were previously in an unrealized loss position.

Note 12 – Debt

Convertible Senior Notes, age F-39

67.	Please revise your disclosure to describe the events that will trigger the conversion price adjustment and how it will be adjusted. In addition, please provide an analysis under ASC 815-40-15-7 to support your equity accounting.

Response:

Tower acknowledges the request to revise its disclosure to describe the events that will trigger the conversion price adjustment for the convertible senior notes conversion feature and how it will be adjusted. In future Exchange Act filings, commencing with its September 30, 2012 Form 10-Q, Tower will include the proposed disclosure below. Tower does not believe this disclosure is material to its Form 10-K for the year ended December 31, 2011.

“In September 2010, Tower issued $150.0 million principal amount of 5.0% convertible senior notes (the “Notes”), which mature on September 15, 2014. Interest on the Notes is payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 2011. Holders may convert their Notes into cash or common shares, at Tower’s option, at any time on or after March 15, 2014 or earlier under certain circumstances determined by: (i) the market price of Tower’s stock, (ii) the trading price of the Notes, or (iii) the occurrence of specified corporate transactions. Upon conversion, Tower intends to settle its obligation either entirely or partially in cash.

The conversion rate at December 31, 2011 is 36.6865 shares of common stock per $1,000 principal amount of the Notes (equivalent to a conversion price of $27.26

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

per share), subject to adjustment upon the occurrence of certain events, including the following: if Tower issues shares of common stock as a dividend or distribution on shares of the common stock, or if Tower effects a share split or share combination; if Tower issues to all or substantially all holders of common stock any rights, options or warrants entitling them, for a period of not more than 45 calendar days after the announcement date of such issuance, to subscribe for or purchase shares of the common stock at a price per share that is less than the average of the last reported sales price of the common stock for the ten consecutive trading day period ending on the date of announcement of such issuance; if Tower distributes shares of its capital stock, other indebtedness, other assets or property of Tower or rights, options or warrants to acquire capital stock or other securities of Tower, to all or substantially all holders of capital stock; if any cash dividend or distribution is made to all or substantially all holders of the common stock, other than a regular quarterly cash dividend that does not exceed $0.125 per share; or if Tower makes a payment in respect of a tender offer or exchange offer for common stock, and the cash and value of any other consideration included in the payment per share of common stock exceeds the last reported sale price of the common stock on the trading day next succeeding the last day on which the tenders or exchange may be made.

Additionally, in the event of a fundamental change, the holders may require Tower to repurchase the Notes for a cash price equal to 100% of the principal plus any accrued and unpaid interest.”

Tower prepared an analysis under ASC 815-40-15-7 to support equity accounting for the conversion option embedded in the convertible senior notes. The results of this analysis are summarized below:

The conversion option does meet the definition of a derivative pursuant to ASC 815-10-15-83 since (i) there is an underlying and notional amount, (ii) the cost of the embedded feature is considered insignificant compared to the cost of an equity instrument with similar economic characteristics, and (iii) as the contract is settled in liquid public company shares, it is deemed to meet net settlement criteria.

However, analysis under the ASC 815-10-15-74 scope exception is as follows: “Notwithstanding the conditions of paragraph 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

•	a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Indexed to its own stock.

ASC 815-40-15-5 through 15-7 discusses a two-step approach to determine if the feature is indexed to Tower’s own stock. Tower concluded the exercise of the conversion option is not indexed to an observable market or index other than Tower’s share price. Additionally, while the number of shares on conversion could be adjusted for certain events (i.e. specified corporate transactions or change in control effecting the make whole provision), these would not deem the conversion feature to be indexed to something other than its own stock if the variables influencing the amount of the make-whole provision are items that would be inputs in calculating the fair value of an option on equity shares. As the variables affecting the make-whole amount are stock price and time and these variables would be used in pricing a written option, they do not queer the conversion options indexation to Tower’s own stock.

The conversion options are indexed to Tower’s own stock.

Classified in stockholders’ equity.

ASC 815-40-25 addresses whether the conversion option, as a stand-alone instrument, would satisfy the criteria for equity treatment. Tower’s evaluation of the conversion options under ASC 815-40-25-7 through 25-35 is as follows:

•	No provision in the contract could require Tower to net cash settle;

•	Contract permits settlement in unregistered shares;

•	Tower has sufficient authorized and unissued shares;

•	The maximum number of shares to be issued under the convertible senior notes can be calculated using the conversion rate adjusted for the make-whole provision;

•	There is no provision for payments to be made to the holders if Tower fails to make timely filings with the SEC;

•	There are no cash settled top-off or make-whole provisions;

•	The Tower convertible senior note holders do not have equity rights that rank higher than those of the Tower common stockholders;

•	There is no requirement for Tower to post collateral.

•	Tower management concluded the conversion options could be treated as an equity instrument.

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Convertible Senior Notes Hedge and Warrant Transactions, page F-39

68.	Please provide an analysis that supports your equity accounting of the Notes Hedges, including whether they meet the definition of a derivative under ASC 815-10-15-83.

Response:

Tower prepared an analysis under ASC 815-10-15-83 to support equity accounting. The results are summarized below:

•

The Notes Hedges meet the definition of a derivative pursuant to ASC 815-10-15-83 since (a) there is an underlying and notional amount, (b) the cost of the option is considered insignificant compared to the cost of an equity instrument with similar economic characteristics, and (c) as the contract is settled in liquid public company shares, it is deemed to meet net settlement criteria.

•

However, analysis under the ASC 815-10-15-74 scope exception is as follows: “Notwithstanding the conditions of paragraph 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

Indexed to its own stock.

ASC 815-40-15-5 through 15-7 discusses a two-step approach to determine if an instrument is indexed to Tower’s own stock. Tower concluded the exercise of the Notes Hedges is not indexed to an observable market or index other than Tower’s share price. Accordingly, the Notes Hedges are indexed to Tower’s own stock.

Classified in stockholders’ equity.

ASC 815-40-25 addresses whether the Notes Hedges would satisfy the criteria for equity treatment. The Notes Hedges would satisfy the criteria in paragraphs 25-7 through 25-35. As the contract is net-share settled, Tower would not be required to make payment to the counterparty, unless in certain scenarios, a combination or cash settlement could occur. However, as the instrument exercise is at the option of Tower, there is no

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

scenario outside Tower’s control whereby Tower could be required to exercise and make cash payment. Accordingly, this contract would be classified in stockholder’s equity.

69.	Please revise your disclosure to describe the events that will trigger the anti-dilution adjustments for your warrant’s exercise price and how it will be adjusted. In addition, please provide an analysis under ASC 815-40-15-7 to support your equity accounting.

Response:

Tower acknowledges the request to revise its disclosure to describe the events that will trigger the anti-dilution adjustments for its warrants’ exercise price and how it will be adjusted. In future Exchange Act filings, commencing with its September 30, 2012 Form 10-Q, Tower will include the proposed disclosure below. Tower does not believe this disclosure is material to its Form 10-K for the year ended December 31, 2011.

“The warrants provide for the acquisition of 5.5 million shares of common stock at a strike price of $33.14 per share at December 31, 2011, subject to anti-dilution adjustments, including if at any time Tower pays a dividend that differs from a dividend amount of $0.125 per share. The warrants have been accounted for as an adjustment to Tower’s paid-in-capital.”

Tower prepared an analysis under ASC 815-40-15-7 to support equity accounting. The results are summarized below:

•

The warrants meet the definition of a derivative pursuant to ASC 815-10-15-83 since (a) there is an underlying and notional amount, (b) the cost of the embedded feature is considered insignificant compared to the cost of an equity instrument with similar economic characteristics, and (c) as the contract is settled in liquid public company shares, it is deemed to meet net settlement criteria.

•

However, analysis under the ASC 815-10-15-74 scope exception is as follows: “Notwithstanding the conditions of paragraph 815-10-15-13 through 15-139, the reporting entity shall not consider the following contracts to be derivative instruments for purposes of this Subtopic:

a. Contracts issued or held by that reporting entity that are both (1) indexed to its own stock and (2) classified in stockholders’ equity in its statement of financial position.”

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Indexed to its own stock.

ASC 815-40-15-5 through 15-7 discusses a two-step approach to determine if an instrument is indexed to Tower’s own stock. Tower concluded the exercise of the warrants are not indexed to an observable market or index other than Tower’s share price. Accordingly, the warrants are indexed to Tower’s own stock.

Classified in stockholders’ equity.

ASC 815-40-25 addresses whether the warrants would satisfy the criteria for equity treatment. Tower’s evaluation of the warrants under ASC 815-40-25-7 through 25-35 is as follows:

•	No provision in the contract could require net cash settlement;

•	Contract permits settlement in unregistered shares;

•	Tower has sufficient authorized and unissued shares;

•	The maximum number of shares to be issued can be calculated from terms in the warrants’ contracts;

•	There is no provision for payments to be made to the counterparties if Tower fails to make timely filings with the SEC;

•	There are no cash settled top-off or make-whole provisions;

•	Tower warrantholders do not have equity rights that rank higher than those of the Tower common stockholders;

•	There is no requirement for Tower to post collateral.

Tower management concluded the warrants should be treated as an equity instruments.

Tower Group’s Form 10 -Q for the Quarterly Period Ended March 31, 2012

Notes to Consolidated Financial Statements

Note 2 – Accounting Policies and Basis of Presentation

Reclassification and Adjustments, page 6

70.	Please provide us an analysis that supports your conclusion that no restatement of prior quarterly or annual financial statements was necessary for out of period adjustment that decreased income tax expense and increased net income.

Response:

Tower has attached as Exhibit A to this letter its analysis that supports its conclusion that no restatement of prior quarterly or annual financial statements

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

was necessary for out of period adjustments. This analysis was prepared as of March 31, 2012 in connection with the filing of Tower’s March 31, 2012 Form 10-Q.

*    *     *     *    *

Bryan J. Pitko

U.S. Securities & Exchange Commission

October 10, 2012

Should you have any questions concerning this letter please call the undersigned at (212) 248 – 3140.

Very truly yours,

/s/ Joseph L. Seiler III

Joseph L. Seiler III

cc:	Susan Patschak, Canopius Holdings Bermuda Limited

Elliot S. Orol, Tower Group, Inc.

Alan Bossin, Appleby (Bermuda) Limited

John M. Schwolsky, Willkie Farr & Gallagher LLP

Vladimir Nicenko, Willkie Farr & Gallagher LLP

EXHIBIT A

See attached.

To:	Tower Accounting Files

From:	Steve Ciardiello

cc:	Bill Hitselberger

Date:	May 1, 2012

Re:	1Q 2012 SAB 99 Assessment

The SEC released Staff Accounting Bulletin 99 (SAB 99) in August 1999. SAB 99 reiterates the exclusive reliance on certain quantitative benchmarks to assess materiality in preparing financial statements is inappropriate and other qualitative factors must also be considered. In addition, Staff Accounting Bulletin 108 (SAB 108) was issued in September 2006 requiring errors to be evaluated on each of the Company’s financial statements. This evaluation must employ the “dual approach” which requires quantification under the “rollover” and “iron curtain” methods.

The purpose of this memo is to document management’s assessment of the unadjusted misstatements identified in the March 31, 2012 consolidated financial statements as directed by SAB 99 and SAB 108. Our assessment will evaluate the quantitative and qualitative effects of the unadjusted misstatements, the control implication on the Company’s ICFR, as well as the Company’s conclusion regarding the need for disclosure in the quarterly financial statements.

Quantitative and Qualitative Assessment:

The iron curtain method represents the correcting of misstatements to ensure the balance sheet is properly stated as of the reporting date and the effects on those corrections on reported Net Income (“Balance Sheet” approach). The rollover method evaluates the out-of-period errors recorded in the current period together with the current period identified errors (“Income Statement” approach). As a rule of thumb, management considers individual and aggregated misstatements exceeding 5% of annual Net Income Attributable to Tower Group, Inc. to be material to the annual consolidated financial statements. However, this rule of thumb is less apparent when considering the impact of misstatements on quarterly financial statements. In remarks before the 2006 AICPA National Conference on Current SEC and PCAOB Developments, Todd E. Hardiman, Associate Chief Accountant, Division of Corporation Finance U.S. Securities and Exchange Commission stated the following:

“…it seems like the quarterly materiality issue is driven at least in part by the mechanics of financial reporting. Simple math says the sum of the four quarters must equal the year. But the fact remains that materiality judgments of annual financial statements do not consider quarterly effects. And so long as they don’t, it seems like we’ll struggle with the mechanics of how to account for errors that are immaterial to an annual period, but may be material to a quarterly period. Unfortunately, I do not have the solution for this struggle, despite the fact that several of us have been trying to understand and discuss the issue for some time…”

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Tower management believes that while a 5% materiality for quarterly financial reporting should be used as an indicator as to whether the sum of aggregated misstatements are potentially material to the quarterly consolidated financial statements, it is not as rigid a threshold as the 5% threshold for assessing the effect on annual financial statements. Other factors should be considered in addition to the 5% threshold, including the effects of the misstatements on annual consolidated financial statements.

Net Income vs. Net Income Attributable to Tower Group, Inc.:

As disclosed in the Company’s consolidated financial statements, certain accounting regulations require the Company to consolidate the Reciprocal Exchanges; however, these amounts are then “removed” as amounts related to non-controlling interests to report Tower equity and net income. Management believes the caption “Net Income,” which includes the Reciprocal Exchanges, is not the bottom line figure users of the financial statements focus on when making critical decisions. While an important figure to the consolidated income statement, management believes misstatements to this line item should be evaluated as the captions “pre-tax operating income” or any other caption that represents a sub-total in the income statement, and is not the metric to be subjected to the 5% rule of thumb. We believe the 5% rule of thumb should be applied to Net Income Attributable to Tower Group, Inc.

This view is supported by the fact that reported Earnings Per Share is calculated from Net Income Attributable to Tower Group, Inc. and that analysts that track Tower are focused on net income attributable to Tower Group. Published reports by the analysts make reference to Net Income Attributable to Tower and all key metrics reported by these analysts, such as EPS and book value per share, include Tower results only (excluding the Reciprocal Exchanges). Some of the reports explicitly highlight that the commentary and analysis reflect Tower’s stock companies only and exclude results of the Reciprocal Exchanges.

Accordingly, management believes that, while accounting standards require that the Reciprocal Exchanges be consolidated in the Company’s financial statements, the key users of the financial statements ultimately focus on the results that are attributable to Tower Group, Inc. This is also the lens through which management manages the Company’s results. As a result, the Company’s earnings release and investor presentation highlight net income, operating income, earnings per share, and book value per share from a Tower “only” perspective (and exclude the Reciprocal Exchanges).

About the Reciprocal Exchanges:

The Reciprocal Exchanges are policyholder-owned insurance carriers organized as unincorporated associations. Each policyholder insured by the Reciprocal Exchanges shares risk with the other policyholders. In the event of dissolution, policyholders would share any residual unassigned surplus in the same proportion as the amount of insurance purchased but are not subject to assessment for any deficit in unassigned surplus of the Reciprocal Exchanges. Through its management companies, Tower is the attorney-in-fact for the Reciprocal Exchanges and has the ability to direct their activities. Tower receives management fee income for the services provided to the Reciprocal Exchanges. The assets of the Reciprocal Exchanges can be used only to settle the obligations of the Reciprocal Exchanges and general creditors to their liabilities have no recourse with Tower as the primary beneficiary.

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The Reciprocal Exchanges were originally capitalized by issuing surplus notes which are now owned by Tower. The obligation to repay principal on the surplus notes is subordinated to all other liabilities including obligations to policyholders and claimants for benefits under insurance policies. Principal and interest on the surplus notes are repayable only with regulatory approval. New Jersey Skylands Insurance Association was capitalized with a $31.3 million surplus note issued in 2002. Adirondack Insurance Exchange was capitalized with a $70.7 million surplus note issued in 2006. Tower has no ownership interest in the Reciprocal Exchanges.

The Company determined that each of the Reciprocal Exchanges qualifies as a VIE and that the Company is the primary beneficiary as it has both the power to direct the activities of the Reciprocal Exchanges that most significantly impact their economic performance and the obligation to absorb losses (through the potential inability to recover principle and interest on the surplus notes) or receive benefits from the management services provided to the Reciprocal Exchanges. Accordingly, the Company consolidates these Reciprocal Exchanges and eliminates all intercompany balances and transactions with Tower.

The benefit Tower obtains from the managing the Reciprocal Exchanges is through the earnings of a management fee. This fee is disclosed in Tower’s segment footnote to the consolidated financial statements. In addition, commencing with the March 31, 2012 Form 10-Q, Tower presents a consolidating income statement in the Management Discussion and Analysis section of the Form 10-Q presenting Tower’s income statement on a stand-alone basis. We believe the management fee earned from the Reciprocal Exchanges, and not the operating activity of the Reciprocal Exchanges, is what’s important and relevant to the users of Tower’s financial statements.

Management noted that users of the Reciprocal Exchanges’ financial statements (NCI) would not be looking to the Tower financial statements to gain information about the performance of those entities, but would look (at least primarily) to the separate reciprocal statutory financial statements. The Reciprocal Exchanges comprise two different reciprocal entities (New Jersey Skylands Insurance Association and Adirondack Insurance Exchange), and the Tower consolidated financial statements do not provide sufficient level of detail to disclose the results of each of the reciprocal exchanges separately. As such, Net Income Attributable to Noncontrolling Interest has little relevance to a user interested in the performance of either New Jersey Skylands or Adirondack Insurance Exchange.

Errors identified in the March 31, 2012 consolidated financial statements:

A summary of the significant March 31, 2012 summary of unadjusted differences (“SUDs”) are as follows:

Income tax expense: In connection with acquisition accounting associated with the Castlepoint acquisition in February 2009 and the OneBeacon Personal Lines acquisition in July 2010, the Company recorded certain deferred tax liabilities. Changes to these deferred tax balances were not properly accounted for in subsequent periods. In the first quarter 2012, management noted

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the deferred tax liabilities were overstated by $7.1 million and corrected for these errors in the first quarter of 2012. The offset of this adjustment reduced income tax expense. $2.6 million of this adjustment related to Castlepoint and increased Net Income and Net Income Attributable to Tower Group, Inc. The other $4.5 million of this adjustment related to the Reciprocal Exchanges, which were acquired with the OneBeacon Personal Lines, and increased Net Income (the $4.5 million did not impact Net Income Attributable to Tower Group). This adjustment was identified before the issuance of the 2011 financial statements as was reported on the December 31, 2011 summary of unadjusted differences (“SUD”) and was considered immaterial to the 2011 financial statements.

Allowance for bad debt: In 1Q 2012 management recorded an allowance for bad debt totaling $1.9 million ($1.2 million after tax). This adjustment was identified during the preparation of the 2011 financial statements and was reported on the December 31, 2011 summary of unadjusted differences (“SUD”) and was considered immaterial to the 2011 financial statements. This adjustment was reflected in Net Income and Net Income Attributable to Tower.

Commission expense: In 1Q 2012 management recorded a correction to reduce commission expense for $0.7 million ($0.5 million after tax). This error was identified during the preparation of the 2011 financial statements and reported on the December 31, 2011 SUD and was considered immaterial to the 2011 financial statements. This adjustment was reflected in Net Income and Net Income Attributable to Tower.

Interest expense: Interest expense was reduced $1.0 million ($0.7 million after tax) in 1Q 2012. This adjustment resulted from an overstatement of the accrued interest expense account and was identified through the Company’s reconciliation process. This adjustment was reflected in Net Income and Net Income Attributable to Tower.

Management considered the effects of each of these adjustments on individual captions within the consolidated financial statements and concluded these effects were not material to a user of the financial statements.

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Assessment of SUDs on 2012 consolidated financial statements:

The SUDs for the three months ended March 31, 2012 represent the following percentages of Net Income Attributable to Tower:

Summary of unadjusted differences as a % of:

	Net Income Attributable to Tower:		Tower only- Pre-tax Income	Consolidated Net Income	Consolidated Pre-tax Income
	For three- months ended March 31, 2012	Projected 2012	For three- months ended March 31, 2012	For three- months ended March 31, 2012	For three- months ended March 31, 2012
Tower NI	20,634	102,000	26,077	29,641	31,491

Iron Curtain	4.8%	1.0%	5.9%	0.6%	0.8%
Roll-Over	7.1%	1.4%	6.5%	24.3%	0.3%

Net income attributed to Tower: The QTD Roll-over percentage exceeds 5% of Tower Net Income. However, management projected roll-over SUDS to projected 2012 Net Income Attributable to Tower, and the Iron Curtain and Roll-Over amounts were less than 5%. Based upon the assessment above, coupled with the qualitative considerations discussed further below, management concluded the SUDs were not material to the March 31, 2012 consolidated financial statements.

Management also noted that $2.6 million (credit balance) of the SUDs for the three-months ended March 31, 2012 relates to the correction of out-of-period adjustments and $1.0 million (debit balance) relate to 1Q 2012 errors management expects to correct in 2Q 2012. The $2.6 million of out-of-period adjustments (those that relate to prior periods) are further evaluated for their effects on previously issued financial statements.

Pre-tax income attributable to Tower: The SUD amounts on a pre-tax basis attributable to Tower were 5.9% and 6.5% on an Iron-Curtain and Roll-Over method, respectively. We believe these amounts do not materially misstate the consolidated financial statements, and while they do exceed 5% of the reported pre-tax balance, they do not exceed 5% of the projected 2012 annual pre-tax income amounts attributed to Tower.

Consolidated net income and Pre-tax income: As discussed above, management believes net income attributable to Tower is the key metric in evaluating the financial statement for misstatement. However, management believes it’s prudent to consider the effect of errors on net income and pre-tax income.

Under the roll-over method, the SUDs represent 24.3% of consolidate net income. If the Company properly accounted for the tax items in previous periods, 1Q 2012 consolidated net income would have increased been reduced by $7.2 million. The impact of the errors on pre-tax income was negligible. Management continues to believe the error on consolidated net income is not critical to a user of the financial statements.

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Assessment of OOPAs on previously issued financial statements:

As of March 31, 2012, the recorded out-of-period adjustments (“OOPAs”) were as follows:

($ in millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
Other operating expenses	$(1.2)	$(1.2)	$(1.9)
Commission expense	0.5	0.5	0.7
Interest expense	0.7	0.7	1.0
Income tax expense	2.6	7.1	—

	$2.6	$7.1	$(0.2)

Impact on Prior Periods:

	OOPAs
(millions)	NI Attributable to Tower	Consolidated Net Income	Pre-tax Income
2011	0.8	0.8	1.2
2009/2010	(3.4)	(7.9)	(1.0)

	$(2.6)	$(7.1)	$0.2

In summary, the OOPAs had the following effects on Net Income Attributable to Tower Group in previously issued financial statements:

($ in millions)		Iron Curtain		Roll Over
	NI Attributable to Tower	SUD adjusted for OOPAs	%	SUD adjusted for OOPAs	%
YTD 2009	$96.8	$1.4	1.4%	$0.4	0.4%

1Q 2010	13.1	(0.2)	-1.5%	0.8	6.1%
2Q 2010	25.6	1.4	5.5%	2.1	8.2%
3Q 2010	28.6	—	0.0%	(0.7)	-2.4%
4Q 2010	36.6	(1.1)	-3.0%	(2.4)	-6.6%
YTD 2010	103.9	(1.1)	-1.1%	1.5	1.4%

1Q 2011	25.7	(0.7)	-2.7%	0.4	1.6%
2Q 2011	24.1	(0.7)	-2.9%	0.7	2.9%
3Q 2011	(16.4)	(0.3)	1.8%	1.0	-6.1%
4Q 2011	26.8	(2.6)	-9.7%	(4.0)	-14.9%
YTD 2011	60.2	(2.6)	-4.3%	(2.8)	-4.7%

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The OOPAs had the following effects on Consolidated Net Income in previously issued financial statements as follows:

($ in millions)		Iron Curtain		Roll Over
	Consolidated Net Income	SUD adjusted for OOPAs	%	SUD adjusted for OOPAs	%
YTD 2009	$96.8	$1.4	1.4%	$0.4	0.4%

1Q 2010	13.1	(0.2)	-1.5%	0.8	6.1%
2Q 2010	25.6	1.4	5.5%	2.1	8.2%
3Q 2010	27.2	4.5	16.5%	3.8	14.0%
4Q 2010	33.3	(1.1)	-3.3%	(2.4)	-7.2%
YTD 2010	99.2	3.1	3.1%	6.0	6.0%

1Q 2011	26.5	(0.7)	-2.6%	0.4	1.5%
2Q 2011	28.3	(0.7)	-2.5%	0.7	2.5%
3Q 2011	(12.0)	0.3	-2.5%	—	0.0%
4Q 2011	29.3	3.2	10.9%	0.7	2.4%
YTD 2011	72.1	2.0	2.8%	1.9	2.6%

Based on quantitative and qualitative assessments of recorded and unrecorded entries affecting prior period financial statements, management has concluded that its previously issued financial statements and the financial statements to be issued in the first quarter 2012 Form 10-Q are not materially misstated. Accordingly, Company has determined not to amend its previously issued annual or interim financial statements. However, the Company will disclose the effects of out of period adjustments in its March 31, 2012 Form 10-Q, in accordance with APB Opinion 28.

Evaluation of Misstatements for Fraud and Control Deficiencies

Management evaluated each of misstatements listed on the Summary of Unadjusted Differences on the Company’s internal controls over financial reporting. We believe these items (predominantly income tax related) do not represent control weaknesses in 2012. We do believe they represent historical control weaknesses, however, the improvements to Tower’s control environment in 2011 resulted in the identification of the majority of these errors in connection with the preparation of the December 31, 2011 financial statements. This is indicative of an en effective control environment as of December 31, 2011. Management will continue to evaluate the income tax expense and deferred income tax controls to ensure the enhanced controls continue to operate effectively

As discussed above, these SUDs relate predominantly to income tax expense and resulting from historical acquisition accounting. External experts were engaged to complete a detailed

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inventory of the deferred accounts and resulted in the identification of the errors. In addition, the non-tax errors were also evaluated by management. Based upon the nature of these errors, how they originated, and the timing of the correcting entries (upon the results of the deferred tax inventory analysis), management believes there is no indication that fraud or intent to commit fraud was present.

Additional Qualitative Assessment:

The following items were considered by management. In connection with this analysis, it’s noted that all unadjusted misstatements were identified by Tower during its reconciliation, account analysis, and consolidated financial preparation process and disclosed to our independent accountants, PricewaterhouseCoopers and the Tower Audit Committee.

1.	Do the misstatements arise from an item capable of precise measurement or whether it’s an estimate and the degree of imprecision inherent in the estimate?

The misstatements identified are capable of precise measurement.

2.	Do the misstatements mask a change in earnings or other trends or change a loss into income or vice versa?

No. The misstatements identified do not affect any trends in the consolidated financial statements, including net income attributable to Tower, cash flows and EPS for these periods.

3.	Does the misstatement hide a failure to meet analysts’ consensus expectations?

No. The misstatements do not alter any trends or hide a failure to meet analysts’ consensus expectations.

4.	Do the misstatements concern a segment or other portion of the business that has been identified as significant to the Company’s operations and profitability?

No.

5.	Do the misstatements affect the Company’s compliance with regulatory requirements? Loan covenants? Other contractual requirements?

No. The misstatements would have no affect on compliance with regulatory, loan, or other contractual requirements.

6.	Do the misstatements affect certain metrics critical to senior management’s compensation plans?

No.

7.	Were the misstatements deemed intentional or conceal an unlawful transaction?

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No. None of the misstatements were deemed intentional or conceal an unlawful transaction.

Conclusion:

Based upon the considerations documented herein, we believe the misstatements are not material to the March 31, 2012 Tower Group, Inc. consolidated financial statements and are not expected to be material to the 2012 annual financial statements. In addition, we believe the OOPAs are not material to previously issued annual or quarterly consolidated financial statements.

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